Standard Industrial Classification (SIC)               CIK: 0001688912
                 CCC: dztpdz6*
Investment Trust Company -6091
Real Estate Investment Trust-6798
Asset- Backed Securities -6189

   DONALD RIVERS GOOLSBY WHFIT

   UNITED STATES
       SECURITIES  AND EXCHANGE COMMISSION
         WASHIGNTON, DC 20549

DONALD RIVERS GOOLSBY WHFIT
5247 WILSON MILLS RD. #544
RICHMOND HEIGHTS, OHIO 44143

Phone: 440 313-1977

Name and address of agent for service of process:
Donald Rivers Goolsby Authorized Representative- UCC1-207/308
5247 Wilson Mills Rd. #544
Richmond Heights, Ohio 44143

    JURAT

Pursuant to the requiremnts of the Investment Company Act of 1940 the sponsor/trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Cleveland and state of Ohio on the 9th day of December 2016.

                Signature; DONALD RIVERS GOOLSBY WHFIT
          BY; Donald Rivers Goolsby
          Title; Executor/Authorized Representaaative UCC1-207/308

Attest: Cathy F. Peters
Title : NOTARY PUBLIC-
        State of Ohio Commission Expies 05/31/18